Buhler Manufacturing

BALANCE SHEET
(Unaudited)

AS AT
September 30
	2005	2004
Assets
Current Assets
Cash	4,360,679	-
Accounts Receivable
Trade	(73,220)	10,343,884
Employees	119,794	21,928
GST	16,051	128,798
Doubtful Accounts	(60,074)	(6,976)
Group Insurance	2,546	593
Accounts Receivable	5,097	10,488,227
Inventory
Inventory - RM	14,067,417	12,814,189
Inventory -WIP	1,650,000	1,098,202
Inventory - FG	16,951,399	16,876,364
Inventory	32,668,816	30,788,755
Prepaid Expenses
Realty & Business Tax	184,090	181,193
Insurance	102,368	124,052
Deposits	639	765
Other	136,758	179,505
Prepaid Expenses	423,856	485,514
Loans	3,995,743	-
Plaintree Systems Inc.
Investments	-	19,085,160
Due From Related Parties
Due from Consolidated Companies	-	-
John Buhler Inc.	22,411,799	19,983,977
Haskett Investments Ltd.	-	31,070
Implement Sales Co. Inc.	2,443,743	5,595,488
Bradley Steel Processors Inc.	-	991,721
Buhler Versatile Inc.	26,927,325	1,661,340
McDermot Parkade Inc.	1,226,377	1,624,582
Progressive Manufacturing Ltd.	155,057	183,540
Isco, Inc.	3,528,963	1,780,988
B.I.I. Fargo, Inc.	4,774,186	5,264,634
James Galloway & Associates Ltd.	7,507	7,507
1193457 Alberta Inc.	4,699,392	-
	-	-
Due from Consolidated Companies	66,174,349	37,124,847
Highland Park Financial Inc.	7,743,744	10,760,467
Due From Related Parties	73,918,093	47,885,314
Total Current Assets	115,372,284	108,732,970
Long Term Assets
Investments	20,053	495
Total Long Term Assets	20,053	495
Total Assets	115,392,337	108,733,465

Buhler Manufacturing

BALANCE SHEET
(Unaudited)

AS AT
September 30
	2005	2004
Liabilities
Current Liabilities
Bank Indebtedness
Canadian Funds	-	445,213
US Funds	2,677,412	1,503,752
Bank Indebtedness	2,677,412	1,948,965
Trade
Canadian Funds	1,118,141	1,329,926
US Funds	1,136,295	440,378
Trade	2,254,436	1,770,304
Loans	660,647	689,766
Wages & Benefits
Wages	807,682	708,924
Bonuses	451,290	582,099
Vacation	363,074	383,247
Source Deductions	1,509	186,516
WCB	78,003	82,497
Wages & Benefits	1,701,558	1,943,283
Government Remittances
Retail Sales Tax	11,211	7,727
QST	6,306	7,574
H&E Tax	26,644	25,541
Government Remittances	44,161	40,842
Accrued Liabilities
Security Deposits	(5,065)	(333)
Other	1,955,595	2,912,228
Accrued Liabilities	1,950,530	2,911,895
Plaintree Systems Inc.	2,512,114	1,942,811
Due To Related Parties
Consolidated Companies	-	-
Haskett Properties	6,061,817	5,212,980
70268 Manitoba Ltd.	201,020	132,461
Birchwood Furniture Ltd.	14,947	14,987
Bradley Steel Processors Inc.	1,200,427	-
0100986 Manitoba Ltd.	2,177,642	2,179,898
Amarillo Service & Supply Ltd.	-	4,384,601
Buhler Industries Inc.	10,246,094	9,147,876
4775385 Manitoba Ltd.	205,409	60
Haskett Investments Ltd.	981,850	-
Consolidated Companies	21,089,206	21,072,863
Due To Related Parties	21,089,206	21,072,863
Warranty	5,000	2,500
Total Current Liabilities	32,895,064	32,323,229
Total Liabilities	32,895,063	32,323,229

Buhler Manufacturing

BALANCE SHEET
(Unaudited)

AS AT
September 30
	2005	2004
Partnership Equity
Capital	82,497,274	76,410,236
Earnings
Net Income (Loss)	11,935,369	13,546,424
Partnership Distributions	(11,935,369)	(13,546,424)
Total Partnership Equity	82,497,274	76,410,236
Total Liabilities & Partnership Equity	115,392,337	108,733,465

Buhler Manufacturing

STATEMENT OF INCOME AND RETAINED EARNINGS
(Unaudited)

	FOR THE 12 MONTHS ENDING
		September 30
	2005	%	2004	%
Revenue
Sales	84,413,373	90.6	76,304,424	89.3
Commissions	3,920	-	14,242	-
Scrap	635,381	0.7	490,270	0.6
Expense Recoveries	3,587,081	3.9	3,524,959	4.1
Rent	14,072	-	5,976	-
Management Fees	8,773,092	9.4	9,359,188	11.0
Volume Rebates	(725,206)	(0.8)	(701,203)	(0.8)
Cash Discounts Allowed	(3,572,385)	(3.8)	(3,543,779)	(4.1)
Total Revenue	93,129,328	100.0	85,454,077	100.0
Cost of Goods Sold
Material Costs
Opening Inventory	30,788,755	33.1	24,635,758	28.8
Net Direct Material Costs	48,498,943	52.1	43,582,603	51.0
Freight	1,055,859	1.1	1,022,460	1.2
Closing Inventory	(32,668,816)	(35.1)	(30,788,755)	(36.0)
Material Costs	47,674,740	51.2	38,452,066	45.0
Direct Labour
Wages	9,295,767	10.0	9,069,026	10.6
Direct Labour	9,295,767	10.0	9,069,026	10.6
Variable Overhead
Supplies	2,972,643	3.2	2,749,119	3.2
Repairs & Maintenance	1,339,523	1.4	1,238,218	1.4
Quality Assurance	730,527	0.8	845,605	1.0
Indirect Wages	4,577,419	4.9	4,398,172	5.1
Variable Overhead	9,620,112	10.3	9,231,114	10.8
Fixed Overhead
Property Tax	713,074	0.8	709,781	0.8
Rent	1,099,900	1.2	1,038,020	1.2
Utilities	1,339,592	1.4	1,284,736	1.5
Travel	78,430	0.1	106,461	0.1
Fixed Overhead	3,230,996	3.5	3,138,999	3.7
Support Costs
Cost of Goods Sold	69,821,616	75.0	59,891,205	70.1
Gross Margin	23,307,712	25.0	25,562,872	29.9
Operating Expenses
Selling Expenses
Wages & Benefits	1,610,598	1.7	1,557,339	1.8
Advertising	1,221,805	1.3	1,448,090	1.7
Repairs & Maintenance	201,865	0.2	196,704	0.2
Travel	423,480	0.5	395,569	0.5
Communication	48,746	0.1	53,003	0.1
Warehouse Supplies	8,377	-	7,757	-
Shipping	2,701,927	2.9	2,581,656	3.0
Credit Fees	85,862	0.1	31,717	-
Selling Expenses	6,302,660	6.8	6,271,836	7.3

FOR THE 12 MONTHS ENDING
September 30
	2005	%	2004	%
Admin Expenses
Interest & Bank Charges	195,943	0.2	113,006	0.1
Professional Fees	273,223	0.3	128,619	0.2
Property Tax	70,290	0.1	64,933	0.1
Wages	3,335,195	3.6	3,254,170	3.8
Insurance	31,943	-	10,568	-
Utilities	36,737	-	35,516	-
Office Expenses	927,770	1.0	980,897	1.1
Admin Expenses	4,871,102	5.2	4,587,709	5.4
R&D
Wages & Benefits	711,783	0.8	787,893	0.9
Supplies	153,097	0.2	100,633	0.1
Travel	6,415	-	21,550	-
R&D	871,295	0.9	910,076	1.1
Total Expenses	12,045,057	12.9	11,769,621	13.8
Other Income Items
Foreign Exchange	(487,610)	(0.5)	(1,010,418)	(1.2)
Dividends	23,730	-	-	-
Interest	1,134,031	1.2	763,591	0.9
Grants	2,563	-	-	-
Other Income Items	672,713	0.7	(246,827)	0.3
Income Before Taxes	11,935,368	12.8	13,546,424	15.9
Income Taxes
Net Income (Loss)	11,935,368	12.8	13,546,424	15.9